Exhibit 99.1

OceanPal Announces SovereignAI’s Total Treasury Holdings Exceed $133 Million of NEAR;Ticker Symbol Change to SVRN

●    SovereignAI treasury currently holds 53.9 million NEAR token with a value of approximately $133 million as of November 13, 2025 at 12PM EST

●    Current treasury holdings represent approximately 4.2% of total NEAR token supply, with SovereignAI on track to achieve its 10% total accumulation target

●    Ticker symbol change from “OP” to “SVRN” reinforces commitment to shared vision of individual sovereignty in AI

ATHENS, GREECE & NEW YORK – November 17, 2025 – OceanPal Inc. (“OceanPal” or “OP”, NASDAQ: OP), today announced that its wholly owned subsidiary SovereignAI Services LLC (“SovereignAI”), which is focused on commercializing the NEAR Protocol, disclosed its initial treasury update as part of its commitment to OP’s recently announced NEAR treasury strategy. As of November 13, 2025, at 12PM EST,  SovereignAI treasury holdings totaled 53.9 million NEAR.

Following its prior announcement, OceanPal also disclosed that beginning today November 17, 2025, shares of the Company's common stock will trade on Nasdaq under the new ticker symbol “SVRN.”

SovereignAI Treasury Update

●
Treasury Holdings: As of November 13th, 2025, SovereignAI’s liquid NEAR holdings totaled 53.9 million NEAR, representing a total value of approximately $133 million. This amount represents ~4.2% of the total NEAR token supply, demonstrating SovereignAI’s ability to quickly reach its 10% of total token supply accumulation target.

●	Yield: Since inception, SovereignAI’s yield strategies have achieved a 5.3+% gross annual percentage yield (APY) before fees.

OceanPal’s recently appointed Co-CEO and CEO of SovereignAI, Sal Ternullo, commented, “We believe in greater individual sovereignty and individual ownership of AI and our immediate execution on previously disclosed plans to acquire 10% or more of the total NEAR supply affirm our belief that NEAR Protocol’s vertically integrated AI capabilities will facilitate this future. Our disciplined and data-driven approach to treasury management will allow us to offer our shareholders what we believe is the greatest asymmetric upside among mature Layer 1 protocols  in the market with exposure to an investment in critical AI infrastructure."

Why NEAR?

Just as onchain payment rails are creating a more transparent, accessible financial system, SovereignAI believes open AI rails the NEAR Protocol enables are the essential foundation of a user-owned genetic economy. NEAR was uniquely architected for high-performance AI-native use cases, making it the best positioned blockchain protocol to deliver this critical infrastructure. Furthermore, the NEAR network continues to lead in user adoption, exceeding 41.6 million monthly active users and is one of the most widely adopted networks by users across use cases from e-commerce, gaming, loyalty programs and many others.  The network currently processes between $100 to $200 million dollars in daily transaction volume through NEAR Intents—underscoring healthy, organic demand at scale for Near Protocol’s unique technology. This growth demonstrates that NEAR Protocol’s unified liquidity layer and vertically integrated AI capabilities will be the foundation for the future of agentic commerce.

Our SVRN Vision

Alongside the treasury update, OceanPal also disclosed it will be changing its stock ticker but not undertaking any other corporate action that affects the rights of outstanding common stock, with no action required by shareholders in connection with the ticker symbol change. This change is designed to reflect SovereignAI’s (or “SVRN” for short) vision, that it shares with the NEAR Foundation, of user-owned, agentic AI. SVRN’s goal is to serve as a leading publicly traded vehicle that provides exposure to both the NEAR token and its unique capability among digital assets to create the foundational AI infrastructure, enabling private, autonomous agent commerce. NEAR’s AI-focused stack allows agents to transact, manage assets, and make automated decisions while preserving user privacy, governance, and economic rights, aligning with growing institutional interest in scalable, compliant AI solutions.

Mr. Ternullo concluded, “We're just getting started, and SVRN represents the beginning of a new chapter in how institutions and investors can participate in the future of agentic commerce. We look forward to disclosing further updates on the successful execution of our holistic NEAR treasury management strategy in order to fund the AI infrastructure buildout we’ll operationalize during our next phase of growth.”

To learn more about SovereignAI’s NEAR treasury strategy, please visit: https://www.svrn.net/

About SovereignAI

SovereignAI is a wholly owned subsidiary of OP formed to implement the company’s digital asset treasury strategy, and developer of confidential AI infrastructure offering a superior path to get exposure to the intersection of AI and blockchain in the public markets. SovereignAI will use NEAR Protocol’s purpose-built technology to establish private, user-owned agentic commerce. Funds generated by SovereignAI’s holistic treasury management strategy of NEAR tokens will be used to further the Company’s goal of building unique blockchain-native AI infrastructure.

To learn more about SovereignAI, please visit: https://www.svrn.net/

About OceanPal Inc.

OceanPal Inc. is a global provider of shipping transportation services, specializing in the ownership and operation of dry bulk vessels and product tankers. OP is engaged in the seaborne transportation of bulk commodities, including iron ore, coal, and grain, as well as refined petroleum products. OP’s fleet is primarily employed on time charter trips with short to medium duration and spot charters, with a strategic focus on maximizing long-term shareholder value.

Media Contact: svrn@mgroupsc.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. federal securities laws. Forward-looking statements are statements other than historical facts and include, without limitation, future announcements and priorities, expectations regarding management, corporate governance, market position, business strategies, future financial and operating performance, and other projections or statements of plans and objectives.

These forward-looking statements are based on current expectations, estimates, assumptions, and projections, and involve known and unknown risks, uncertainties, and other factors—many of which are beyond OP’s control—that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, OP’s ability to execute its growth strategy; its ability to raise and deploy capital effectively; developments in technology and the competitive landscape; the market performance of NEAR; and other risks and uncertainties described under “Risk Factors” in OP’s Annual Report on Form 20-F filed with the SEC on April 15, 2025, and in other subsequent filings with the SEC. These filings are available at www.sec.gov. OP undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.